EXHIBIT 12.1
EXPRESS SCRIPTS, INC.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, 2004, 2003, AND 2002
(Unaudited)

	Historical					Pro Forma Combined (3) (4)
						Year Ended
	Year Ended December 31,					December 31,
(in millions, except ratios)	2006	2005	2004	2003	2002	2006

Fixed charges:
Interest expense (1)	$96	$37	$42	$41	$44	$927
Interest portion of rental expense (2)	10	8	7	6	5	27

Total fixed charges	106	45	49	47	49	954

Earnings:
Income before income taxes and cumulative effect of accounting change	741	615	451	405	328	1,415
Add: Undistributed loss from joint venture	2	2	5	6	5	2

Total adjusted earnings	$849	$662	$505	$458	$382	$2,371

Ratio of earnings to fixed charges	8.0	14.6	10.3	9.7	7.8	2.5

(1)	Interest expense includes the amortization on our deferred financing fees.

(2)	The interest portion of rental expenses has been estimated using an approximate interest factor.

(3)	The Pro Forma Combined reflects the acquisition and related adjustments using the pro forma financial information presented pursuant to Article 11 of Regulation S-X. For a discussion of the assumptions and adjustments made in preparation of the pro forma financial information presented in the prospectus/offer to exchange contained within the Registration Statement on Form S-4, see the section of this prospectus/offer to exchange entitled “Selected Unaudited Pro Forma Combined Financial Data”.

(4)	As disclosed in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statement, the interest expense reflected in the Pro Forma Combined ratio of earnings to fixed charges is based on ESI paying Caremark Shareholders cash consideration of $29.69 per share calculated for the period from April 1, 2007 through July 1, 2007. It is possible that the actual cash consideration paid could be significantly different from this estimate. Any increase in the cash consideration could result in an increase in the amount of debt incurred to finance the transaction and a corresponding increase in annual interest expense. See the section of this prospectus/offer to exchange entitled “Unaudited Pro Forma Condensed Combined Financial Statements”.